SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FITCH RATE RYANAIR HIGHEST AIRLINE IN THE WORLD

FITCH'S BBB+ MATCHES S&P'S BBB+ RATING

Ryanair Holdings Plc today (16 May) confirmed that it has received a BBB+ rating from Fitch, which matches the BBB+ rating recently awarded by Standard & Poor's, making Ryanair the highest rated airline in the world. These ratings reflect the strength of Ryanair's business model which has a long established track record of profitability, cash generation, and a very strong balance sheet with low levels of debt.

Ryanair has undertaken these ratings reviews (with Citibank as advisors) as part of its plan to access capital markets to source low cost financing for its new 180 Boeing 737-800 aircraft deliveries, which commence in September 2014 and will enable Ryanair to grow by 40% over the next 5 years from 80m to over 112m p.a.

Ryanair's CFO & Deputy CEO Howard Millar said:

"We are pleased with the Fitch rating of BBB+, our second in as many months, following Standard & Poor's BBB+ rating, which makes Ryanair the highest rated airline in the world and reflects the financial strength of Ryanair's business model.
The successful achievement of these BBB+ ratings is part of our plan to access capital markets for low cost finance to purchase our 180 new Boeing 737-800 aircraft. These BBB+ ratings will enable Ryanair to achieve lower cost financing to ensure that we continue to have the lowest costs and offer the lowest fares in Europe for our customers."

ENDS
For further information
please contact:

Robin Kiely                                                      Joe Carmody
Ryanair Ltd                                                      Edelman Ireland
Tel: +353-1-9451212                                     Tel: +353-1-6789333
press@ryanair.com                                        ryanair@edelman.com

Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 May, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary